UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Reneo Pharmaceuticals, Inc..
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
75974E103
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75974E103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP 98-0518585
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,858,226*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	1,858,226*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,858,226*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.7%*
14.	Type of Reporting Person (See Instructions): PN

*As of April 13, 2021 (the “Event Date”), Abingworth LLP (“Abingworth LLP”) may be deemed to beneficially own an aggregate of 1,858,226 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Reneo Pharmaceuticals, Inc. (the “Issuer”) held by Abingworth Bioventures 8 LP (“Abingworth 8”). Excludes options to purchase up to 14,000 shares of Common Stock issued to Dr. Bali Muralidhar which vest on April 8, 2022. As a result of the foregoing, Abingworth LLP, as the investment manager of Abingworth 8, may be deemed to beneficially own 1,858,226 shares of Common Stock held by Abingworth 8. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth LLP may be deemed to beneficially own 7.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 24,210,699 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

CUSIP No. 75974E103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures 8, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,858,226*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	1,858,226*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,858,226*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.7%*
14.	Type of Reporting Person (See Instructions): PN

*As of April 13, 2021 (the “Event Date”), Abingworth LLP (“Abingworth LLP”) may be deemed to beneficially own an aggregate of 1,858,226 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Reneo Pharmaceuticals, Inc. (the “Issuer”) held by Abingworth Bioventures 8 LP (“Abingworth 8”). Excludes options to purchase up to 14,000 shares of Common Stock issued to Dr. Bali Muralidhar which vest on April 8, 2022. As a result of the foregoing, Abingworth LLP, as the investment manager of Abingworth 8, may be deemed to beneficially own 1,858,226 shares of Common Stock held by Abingworth 8. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth LLP may be deemed to beneficially own 7.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 24,210,699 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Reneo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12230 El Camino Real, Suite 230, San Diego, California 92130. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.	Identity and Background

This statement is being filed on behalf of Abingworth Bioventures 8 LP (“Abingworth 8”), and Abingworth LLP (“Abingworth LLP” together with Abingworth 8, the “Reporting Persons”), the investment manager of Abingworth 8.

The Common Stock held directly by Abingworth Bioventures 8. Abingworth Bioventures 8 GP LP serves as the general partner of Abingworth 8. Abingworth General Partner 8 LLP, (together with Abingworth Bioventures 8 GP LP, the "General Partners"), serves as the general partner of Abingworth Bioventures 8 GP LP. Abingworth 8 (acting by its general partner Abingworth Bioventures 8 GP LP, acting by its general partner Abingworth General Partner 8 LLP) has delegated to Abingworth LLP all investment and dispositive power over the securities held by Abingworth 8.

The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

The principal business of Abingworth 8 is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth LLP is to serve as the investment manager to certain investment funds, including Abingworth 8.

None of the Reporting Persons, the General Partners or any of their respective executive officers has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons, the General Partners or any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Abingworth 8 is a limited partnership organized under the laws of England. Abingworth LLP is a limited liability partnership organized under the laws of England.

Item 3.	Source and Amount of Funds or Other Consideration

On April 13, 2021, the Issuer closed a underwritten public offering (the “Offering”) of 6,250,000 shares of its Common Stock. Prior to the Offering, in December, 2020 Abingworth 8 purchased 7,420,232 shares of Series B convertible preferred stock (the “Preferred Stock”) of the Issuer for $2.0215 per share and an aggregate purchase price of approximately $15 million. All outstanding shares of Preferred Stock automatically converted into shares of Common Stock immediately upon the closing of the Issuer's Offering, for no additional consideration at a rate of 1 share of Common Stock for each 4.4748 shares of Preferred Stock. Abingworth 8 purchased the Preferred Stock with investment capital.

In the Offering, Abingworth 8 purchased 200,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $3,000,000. Abingworth 8 purchased the Common Stock with investment capital.

Currently, Dr. Muralidhar, a Managing Partner of Abingworth LLP, serves on the Board of Directors of the Issuer. On April 8, 2021, Dr. Muralidhar was granted an option, as director’s compensation, to purchase up to 14,000 shares of Common Stock which vest on April 8, 2022 (the “Option”). Under an agreement between Dr. Muralidhar and Abingworth LLP, Dr. Muralidhar is deemed to hold the Option and any shares of Common Stock issuable upon exercise of the Option for the benefit of Abingworth 8, and must exercise the Option solely upon the direction of Abingworth LLP. Dr. Muralidhar, a Director of the Issuer, is a member of an investment committee of Abingworth 8 which approves investment and voting decisions by majority vote and no individual member has the sole control or voting power over the securities held by Abingworth 8. Each of Abingworth 8, Abingworth LLP, the General Partners and each member of the Investment Committee disclaims beneficial ownership of the Common Stock held by Abingworth 8.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, Abingworth LLP as the investment manager of Abingworth 8 may be deemed to beneficially own an aggregate of 1,858,226 shares of Common Stock of the Issuer held by Abingworth 8. This excludes options to purchase up to 14,000 shares of Common Stock issued to Dr. Bali Muralidhar which vest on April 8, 2022.

On April 8, 2021, Dr. Muralidhar, a Managing Partner of Abingworth LLP, was granted an option, as director’s compensation, to purchase up to 14,000 shares of Common Stock which vest on April 8, 2022. Under an agreement between Dr. Muralidhar and Abingworth LLP, Dr. Muralidhar is deemed to hold the Option and any shares of Common Stock issuable upon exercise of the Option for the benefit of Abingworth 8, and must exercise the Option solely upon the direction of Abingworth LLP.

As a result of the foregoing, Abingworth LLP, as the investment manager of Abingworth 8, may be deemed to beneficially own 1,858,226 shares of Common Stock held by Abingworth 8. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth LLP may be deemed to beneficially own 7.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 24,210,699 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

Except as described herein, during the past sixty (60) days on or prior to April 13, 2021, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Dr. Muralidhar, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time.

Registration Rights

Pursuant to the terms of an Amended and Restated Investors’ Rights Agreement with the Issuer, dated December 9, 2020, certain holders of the Issuer’s Common Stock, including Abingworth 8 are entitled to rights with respect to the registration of their shares of Common Stock (the “registerable securities”) under the Securities Act of 1933, as amended. Beginning 180 days after the effective date of the registration statement for the IPO, the holders of a majority of the then-outstanding registrable securities have demand rights to request the registration on Form S-1 of their registrable securities, provided the aggregate offering price, net of selling expenses, is at least $10 million. The stockholders may only require two registration statements on Form S-1. In addition, the holders of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the anticipated aggregate offering price, net of selling expenses, is at least $1 million. The stockholders may only require two registration statements on Form S-3 in a 12-month period. If the Issuer registers any of its securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in such registration statement, subject to certain exclusions. All of these registration rights will expire, with respect to any particular holder, on the earliest to occur of (a) five years following the completion of the Issuer’s IPO or (b) at such time that the holder holds less than 1% of the Issuer’s outstanding securities and all of the holder’s registrable securities can be sold without limitation in any three-month period under Rule 144.

The foregoing description of the Amended and Restated Investors’ Rights Agreement is a summary only and is qualified in its entirety by the actual terms of the agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Lock-up Agreement

The Issuer, its directors and officers, and the holders of substantially all of its outstanding securities, including Abingworth 8 entered into lock-up agreements, pursuant to which they agreed with the underwriters that, for a period of 180 days following the date of the underwriting agreement in connection with the IPO, subject to certain exceptions, they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common stock, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

The foregoing description of the lockup agreements is a summary only and is qualified in its entirety by reference to the Form of Lock-up Agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1

Joint Filing Agreement, dated April 20, 2021, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2

Amended and Restated Investors’ Rights Agreement, dated as of December 9, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on March 19, 2021).

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit C of Exhibit 1.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A (Registration No. 333-254534), filed with the SEC on April 5, 2021

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2021

ABINGWORTH BIOVENTURES 8, LP

By:	Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).